Exhibit 99.(a)(2)

As our valued partner, we want to make you aware that your clients who own shares of Class T Common Stock of Industrial Property Trust Inc. (IPT), an investment platform sponsored by Black Creek Group, will be receiving a mailing from Everest REIT Investors I, LLC (Everest) containing an unsolicited third-party tender offer to purchase up to an aggregate of 3,610,000 shares of outstanding Class T common stock (the shares) of IPT at a price of $9.01 per share (the Everest Offer).  Everest and the Everest Offer are not in any way affiliated with IPT.

IPT will NOT be sharing your client information with Everest and our trusted transfer agent and proxy solicitation firm will mail the Everest Offer out on behalf of Everest in order to protect your client’s information from being provided to Everest directly.  We are committed to protecting your client’s personal information.  In the near future, your client will receive a separate letter from the IPT Board of Directors and IPT’s response to the Everest Offer, recommending that the shareholders REJECT the Everest Offer and NOT tender their shares to Everest pursuant to the Everest Offer.

For the letter from the IPT Board of Directors and IPT’s response, please see below.

Shareholder letter (link).

Response from Board of Directors (link)